RED SKY RESOURCES INC.
Suite 2410, 650 West Georgia Street, PO Box 11524
Vancouver, British Columbia, V6B 4N7
Tel: (604) 689-8336 / Fax: (604) 682-5564

April 7, 2005

MAIL STOP 05-10

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0510

Attention: Ms. Brigitte Lippmann, Staff Attorney

Dear Ms. Lippmann:

RED SKY RESOURCES INC. (the “Company”)
Form SB-2 Registration Statement filed January 28, 2005
and Amendment No. 1 filed March 15, 2005
SEC File No. 333-122377

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 4:00 p.m. (EST) on Friday, April 8, 2005, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  the Company may not assert his action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Yours truly,

RED SKY RESOURCES INC.

Per: /s/ D. Barry Lee

_________________________________
D. BARRY LEE, President